August 8, 2006
BY EDGAR AND OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, DC 20549

Attn:	Mark P. Shuman
Daniel Lee

Re:	The Go Daddy Group, Inc.
Registration Statement on Form S-1 filed May 12, 2006
File No. 333-134094
Ladies and Gentlemen:
     On behalf of The Go Daddy Group, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-134094), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 12, 2006, and most recently amended on July 18, 2006 (the “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company’s securities has been sold pursuant to the Registration Statement.
     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.
     We would appreciate if you would please provide Caine Moss of Wilson Sonsini Goodrich & Rosati a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811.
     Should you have any questions regarding this matter, please contact Caine Moss at (650) 320-4961. Thank you for your assistance.

Best regards,
/s/ Christine N. Jones

Christine N. Jones General Counsel